Exhibit 99.1

DryShips Enters Into Definitive Merger Agreement with SPII Holdings,

 DryShips Public Shareholders to Receive $5.25 per Share in Cash

Transaction Unanimously Recommended by DryShips Special Committee

ATHENS, Greece, August 19, 2019 -- DryShips Inc. (the “Company”) (NASDAQ: DRYS) today announced that it had entered into an Agreement and Plan of Merger (the “Merger Agreement”) with SPII Holdings Inc. (“SPII”), a company controlled by the Company’s Chairman and Chief Executive Officer, George Economou, under which SPII will acquire the outstanding shares of the Company that it does not already own for $5.25 per share in cash, without interest.
The $5.25 per share price represents a premium of approximately 66% over the Company’s $3.16 closing stock price on June 12, 2019, the last trading day before the Company’s announcement of SPII’s initial offer to acquire all shares of the Company common stock not owned by SPII (the “Initial Offer”), The $5.25 per share price reflects an increase of approximately 31% over the purchase price of $4.00 per share proposed in the Initial Offer.
As previously disclosed, the Company’s Board of Directors formed a Special Committee of independent directors to consider the Initial Offer.
The Company’s Board of Directors, acting on the unanimous recommendation of the Special Committee, approved the Merger Agreement. The Special Committee, with the assistance of its independent financial and legal advisors, exclusively negotiated the terms of the Merger Agreement with SPII.
The merger is subject to approval by the Company’s stockholders at a special meeting of the Company’s stockholders to be held in due course, as well as other customary closing conditions. The merger is not subject to a financing condition.
The merger is expected to close in the fourth quarter of 2019.

Advisors

Evercore is financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP is legal counsel, to the Special Committee. Seward & Kissel LLP is serving as legal counsel to the Company. Orrick, Herrington & Sutcliffe LLP is acting as legal counsel to SPII.

About DryShips Inc.

DryShips Inc. is a diversified owner and operator of ocean going cargo vessels that operate worldwide through three segments: drybulk, offshore support and tanker. As of August 19, 2019, DryShips Inc. operates a fleet of 32 vessels consisting of (i) 9 Newcastlemax drybulk vessels; (ii) 5 Kamsarmax drybulk vessels; (iii) 6 Panamax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Suezmax tankers; (vi) 3 Aframax tankers; and (vii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels.

For more information about DryShips Inc., please visit: https://www.dryships.com.

In addition, DryShips Inc. owns 100% of Heidmar Inc. For more information please visit Heidmar’s website at www.heidmar.com.

Additional Information and Where to Find It

In connection with the merger, the Company plans to file with the Securities and Exchange Commission (the “SEC”) and mail to its stockholders a proxy statement and other relevant materials. The proxy statement will contain important information about the Company, the acquirer, the proposed acquisition and related matters. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT CAREFULLY WHEN IT IS AVAILABLE AND THE OTHER RELEVANT MATERIALS FILED BY THE COMPANY WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement and other relevant materials filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov or by directing a request to the contact listed below. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC on the Company’s website at www.dryships.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation. Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company’s relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists. Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F.

Investor Relations / Media
Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com